Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratio of our earnings to our fixed charges for the periods indicated:

						Nine Months
						Ended
	Fiscal Year Ended March 31,					December 31 ,
	2009	2010	2011	2012	2013	2013
	(Dollars in thousands)

Earnings Available for Fixed Charges:
Earnings before provision for income taxes	$22,048	$21,082	$40,568	$39,574	$58,745	$46,101
Add: Fixed charges	5,962	4,282	2,714	1,590	2,052	1,540
Add: Amortization of capitlized interest	-	-	-	-	-	-
Add: Disctibuted income of equity investees	-	-	-	-	-	-
Less: Interest capitalized
Less: Preferred returns to noncontrolling interest shareholders in consolidated subsidiaries	-	-	-	-	-	-
Total earnings availabile for fixed charges	$28,010	$25,364	$43,282	$41,164	$60,797	$47,641

Fixed charges:
Interest expense	$5,808	$4,135	$2,564	$1,430	$1,868	$1,389
Capitalized interest	-	-	-	-	-	-
Preferred returns to noncontrolling interest shareholders in consolidated subsidiaries	-	-	-	-	-	-
Portion of rental expense representative of interest factor	154	147	150	160	184	151
Fixed charges	$5,962	$4,282	$2,714	$1,590	$2,052	$1,540

Ratio of earnings to fixed charges	4.70	5.92	15.95	25.89	29.63	30.94